# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Heidmar Maritime Holdings Corp., CIK 0002029471
CUSIP: Y3130D101
Title of class of securities: Common Shares, par value $0.001 per share
Address of issuer's principal executive offices: 89 Akti Miaouli, Piraeus, Greece (J3), 18538
Date of event which requires filing of this statement: 11/12/2025
Filed by CIK 0002058237
Persons authorized to receive notices and communications: Foteini-Eleni Kokoretsi, 3 Iassonos Street, Piraeus, Greece (J3), 18537, 30 210 458 4900; Steven J. Hollander, Esq., 120 West 45th Street, 20th floor, New York, New York (NY), 10036, 1 212 922 2200

## Reporting persons
- Miltiadis Marinakis: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 26,238,379; sole dispositive power 0; shared dispositive power 26,238,379; aggregate amount beneficially owned 26,238,379 (44.9% of the class)
  Comment: *These Common Shares are owned directly by Maistros Shipinvest Corp. The reported number of shares beneficially owned by the Reporting Person excludes shares that the Reporting Person may be deemed to beneficially own due to its membership in a group but does not directly own. See Item 5(a).
  
  **The percentage of class reported herein is based on 58,396,233 Common Shares issued and outstanding as of November 5, 2025, disclosed in the Issuer's Form 6-K filed with the U.S. Securities and Exchange Commission on November 12, 2025.
- Maistros Shipinvest Corp. (CIK 0002058237): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 26,238,379; sole dispositive power 0; shared dispositive power 26,238,379; aggregate amount beneficially owned 26,238,379 (44.9% of the class)
  Comment: * The reported number of shares beneficially owned by the Reporting Person excludes shares that the Reporting Person may be deemed to beneficially own due to its membership in a group but does not directly own. See Item 5(a). The number of Common Shares listed above represents the number of Common Shares directly held by Maistros Shipinvest Corp.
  
  ** The percentage of class reported herein is based on 58,396,233 Common Shares issued and outstanding as of November 5, 2025, as disclosed in the Issuer's Form 6-K filed with the U.S. Securities and Exchange Commission on November 12, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.001 per share
Name of issuer: Heidmar Maritime Holdings Corp.
Address of issuer's principal executive offices: 89 Akti Miaouli, Piraeus, Greece (J3), 18538
Comment: Explanatory Note: This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the "Commission") on February 26, 2025 (the "Existing Schedule 13D") by Miltiadis Marinakis ("Mr. Marinakis") and Maistros Shipinvest Corp. ("Maistros" and together with Mr. Marinakis, the "Reporting Persons"). This Amendment No. 1 is being filed to reflect the decrease in the percentage of beneficial ownership of shares of common stock, par value $0.001 per share (the "Common Shares") of Heidmar Maritime Holdings Corp., a Marshall Islands corporation (the "Issuer"), held by the Reporting Persons, resulting solely from an increase in the number of Common Shares issued and outstanding. Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Existing Schedule 13D. Unless indicated otherwise, all items left blank remain unchanged, and any items which are amended below are deemed to amend and update the existing items in the Existing Schedule 13D.

## Item 2. Identity and Background
Criminal convictions in the last five years: The Reporting Persons, and, to the best of its knowledge, the Principal, have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
The Reporting Persons, and, to the best of its knowledge, the Principal, have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the best of the Reporting Persons' knowledge and except as described in this Amendment No. 1, there are no material changes to this Item 2 from the Existing Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: This Amendment No.1 is being filed to reflect the decrease in the percentage of beneficial ownership of the Issuer's Common Shares held by the Reporting Persons, resulting solely from an increase in the number of Common Shares issued and outstanding. Except as set forth in this Amendment No. 1, there are no material changes to this Item 3 from the Existing Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: There are no material changes to this Item 4 from the Existing Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of November 12, 2025, Mr. Marinakis may be deemed to beneficially own 26,238,379 Common Shares, which represent approximately 44.9% of Issuer's outstanding Common Shares, based on 58,396,233 Common Shares issued and outstanding based on information contained in a report on Form 6-K filed by the Issuer on November 12, 2025. These are the same Common Shares directly held by Maistros.

As of November 12, 2025, Maistros may be deemed to beneficially own 26,238,379 Common Shares, which represent approximately 44.9% of Issuer's issued and outstanding Common Shares, based on 58,396,233 Common Shares outstanding based on information contained in a report on Form 6-K filed by the Issuer on November 12, 2025.

Except as described above, there are no other Common Shares beneficially owned by the Reporting Persons.

The terms of the Shareholders' Agreement may cause Rhea and Maistros to be deemed to have formed a Section 13(d) group with respect to their beneficial ownership of Common Shares. In that case, such group would be deemed to beneficially own an aggregate of 52,532,658 Common Shares for the purpose of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, which amount includes an additional 55,900 Common Shares purchased by Pankaj Khanna in September 2025 in the open market, as disclosed by the Issuer in its prospectus supplement filed with the Commission on November 6, 2025. This would constitute approximately 90.0% of both the issued and outstanding Common Shares and total voting power of the Issuer as of November 12, 2025. The Reporting Persons disclaim that they have or share voting or investment power with respect to the entirety of that number of Common Shares. See the discussion of the Shareholders' Agreement in Item 4 of the Existing Schedule 13D, which is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: There are no material changes to this paragraph (b) of Item 5 from the Existing Schedule 13D.
Transactions in the class effected during the past sixty days: Except for the agreements and transactions described in Item 3 and Item 4, none of the Reporting Persons has effected any transaction in the Common Shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as set forth above in Item 4 and this Item 5 and the Principal, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no material changes to this Item 6 from the Existing Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement dated February 26, 2025 by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Existing Schedule 13D previously filed with the Commission on February 26, 2025).
Exhibit 99.2 Shareholders Agreement dated February 19, 2025 by and among the Issuer, Maistros and Rhea (incorporated by reference to Exhibit 99.2 to the Existing Schedule 13D previously filed with the Commission on February 26, 2025).
Exhibit 99.3 Registration Rights Agreement dated February 19, 2025 among the Issuer, Maistros and Rhea (incorporated by reference to Exhibit 99.3 to the Existing Schedule 13D previously filed with the Commission on February 26, 2025).
Exhibit 99.4 Lock-Up/Leak-Out Agreement dated February 19, 2025 between the Issuer and Maistros (incorporated by reference to Exhibit 99.4 to the Existing Schedule 13D previously filed with the Commission on February 26, 2025).
Exhibit 99.5 Business Combination Agreement, dated June 18, 2024, by and among MGO Global Inc., Heidmar Inc., the Issuer, HMR Merger Sub Inc. and the other parties thereto (incorporated by reference to Annex A of the Form F-4 registration statement filed by the Issuer with the Commission on December 20, 2024).
Exhibit 99.6 First Amendment to the Business Combination Agreement, dated December 17, 2024, by and among MGO Global Inc. and Heidmar Inc. (incorporated by reference to Annex A-1 of the Form F-4 registration statement filed by the Issuer with the Commission on December 20, 2024).
Exhibit 99.7 Second Amendment to the Business Combination Agreement, dated January 31, 2025, by and among MGO Global Inc. and Heidmar Inc. (incorporated by reference to Annex A-II of the Amendment No. 3 to Form F-4 registration statement filed by the Issuer with the Commission on February 3, 2025).

## Signatures
- Miltiadis Marinakis: /s/ Miltiadis Marinakis, Miltiadis Marinakis (11/17/2025)
- Maistros Shipinvest Corp.: /s/ Foteini-Eleni Kokoretsi, Foteini-Eleni Kokoretsi/President (11/17/2025)